UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Calpine Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

131347304
(CUSIP Number)

Patrice Walch-Watson Canada Pension Plan Investment Board One Queen Street East, Suite 2500 Toronto, ON M5C 2W5 Canada Tel: (416) 868-1171
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131347304	SCHEDULE 13D	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS Canada Pension Plan Investment Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on August 28, 2017 (as amended, the “Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Calpine Corporation, a Delaware corporation (the “Issuer”).

ITEM 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On March 8, 2018 (the “Closing Date”), pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving as a subsidiary of Volt Parent. Pursuant to the Merger Agreement, each share of Common Stock (other than shares held directly by Volt Parent, shares held by the Issuer as treasury stock, shares that are subject to vesting or other applicable lapse restrictions, shares held by any subsidiary of either the Issuer or Volt Parent, shares held by Volt Holdings (which shall remain outstanding after the Merger and become common shares in the surviving corporation of the Merger, such that Volt Holdings owns the same percentage of the surviving corporation immediately following the consummation of the Merger as it owned in the Issuer immediately prior to the consummation of the Merger) and shares pursuant to which dissenting rights under Delaware law have been properly exercised and not withdrawn or lost), was converted into the right to receive $15.25 in cash, and on the Closing Date was cancelled and ceased to exist.

As a result, on the Closing Date, the shares of Common Stock of the Issuer held by the Reporting Person were converted into the right to receive $15.25 in cash per share of Common Stock, and the Reporting Person ceased to be the beneficial owner of any shares of the Issuer’s Common Stock.

Following the consummation of the transactions contemplated by the Merger Agreement, the Issuer’s Common Stock ceased to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended.

ITEM 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b) This Amendment No. 1 is being filed on behalf of the Reporting Person to report that, as of March 8, 2018, the Reporting Person does not beneficially own any shares of the Issuer’s Common Stock.

(c)          Except as described in Item 4, during the past 60 days none of the Reporting Person or, to the best knowledge of the Reporting Person, any director or executive officer of the Reporting Person listed in Schedule I hereto, has effected any transactions in the Common Stock.

(d)          None.

(e)          Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2018

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson
Name:	Patrice Walch-Watson
Title:	Senior Managing Director, General Counsel & Corporate Secretary